Exhibit 99.4

The following is a transcript of a video presentation posted to Bayer AG’s external website on May 23, 2016.

Video Transcript
Jim Blome, President & CEO for Crop Science, a Division of Bayer and the Head of Crop Protection for North America

Benefits for the U.S. business

Our mission at Bayer is to develop solutions to provide a better life for people around the world — starting right here in the United States.

We believe that this combination will better equip us to tackle the agricultural challenges of the future…today.

Bayer has a long-standing commitment to farmers, to communities and to our country. We have a long standing history on American soil and we’re proud to have operations in 140 sites across 25 states. We want to remain a company that is recognized and trusted.

Agricultural challenges

It’s plain and simple. We don’t currently have the ability to meet the food supply the projected population will require.

By 2050, the world’s population will grow to around 10 billion people, requiring the world’s farmers to produce 60 percent more food than we are currently producing. The strain on our own country’s food supply requires new thinking and the ability to use innovation to plan, prepare and solve resource challenges.

I grew up on a family farm in Iowa and have spent my life connected to agriculture, so I feel personally connected to and committed to addressing our challenges.

I firmly believe that a combined company of Bayer and Monsanto will help farmers and consumers produce and access healthy, safe and affordable food grown right here at home.

Benefits for farmers

Farmers would immediately benefit from a broad portfolio that provides products and tailor-made solutions across all crops - and we’ll see that right here in the United States.

New U.S. operations

As I mentioned, Bayer has been operating in the U.S. for over 150 years, and we’re proud of our ongoing commitment to be a trusted brand for farmers, consumers and communities alike. That’s why we’ll still continue to have a significant presence in the U.S. and particularly in Missouri and North Carolina.

Bayer’s new global Seeds & Traits and North American commercial headquarters would be based in Missouri. The Digital Farming for the combined business would be based in California. We will also continue to have an important presence in North Carolina, as well as many other locations throughout the U.S.

Driving innovation

There is a clear need to advance farming and ensure a supply of healthy, safe and affordable food for the future.

As the growth of the agricultural industry is driven by efforts to find more innovative products for farmers, we will focus on two things:

•                  Advancing Digital Farming to help farmers produce more crops; and

•                  Developing new solutions across Seeds, Traits and Crop Protection to help the next generation of farmers succeed.

Business strategy

A combination with Monsanto would be an opportunity to build on our vision of being a leading Life Science company, providing innovative and science-based solutions for farmers, doctors, public health officials and consumers.

We’ll continue on our business heritage in Pharmaceuticals, Consumer Health and, of course, Crop and Environmental Science.

Forward-Looking Statements

This communication may contain forward-looking statements based on current assumptions and forecasts made by Bayer management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in Bayer’s public reports which are available on the Bayer website at www.bayer.com. The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

Additional Information

This communication relates to a proposed offer by Bayer Aktiengesellschaft or its subsidiaries (“Bayer”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Monsanto Company, a Delaware corporation (“Monsanto”).  This communication is neither an offer to purchase nor a solicitation of an offer to sell shares of Monsanto.  No tender offer for the shares of Monsanto has commenced at this time.  At the time a tender offer for the shares of Monsanto is commenced, Bayer will file tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) with the Securities and Exchange Commission (the “SEC”) with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Monsanto.  STOCKHOLDERS OF MONSANTO ARE URGED TO READ THE RELEVANT TENDER OFFER MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE TENDER OF THEIR SHARES.  Stockholders of Monsanto will be able to obtain free copies of these documents (if and when available) and other documents filed by Bayer with the SEC through the website maintained by the SEC at www.sec.gov.